Expense Limitation and Fee Waiver Agreement

To:	Board of Trustees of Saturna Investment Trust
From:	Saturna Capital Corporation
Date:	March 15, 2017

Pursuant to the Fund changes approved in yesterday's meeting of the Board of Trustees of Saturna Investment Trust, Saturna Capital Corporation is undertaking to continue to subsidize certain Sextant Funds and the Sustainable Funds by further waiving Saturna's management fee and, to the extent necessary, reimburse expenses, to limit the total net annual operating expenses (excluding taxes, commissions, and extraordinary expenses) of each Fund listed below, effective on the "End 12b1 Date" through March 31, 2018, as listed in the table below. The expense limitations approved by the Board in December 2016 are continued until the "End 12b1 Date", then reduced as shown below. These further reduced limitations are effective only with the ending of the Rule 12b1 0.25% annual Distribution fee charged to certain Funds, expected on June 2, 2017 (the "End 12b1 Date").

The proposed Limitation and Waiver Agreement of March 14, 2017 provided to the meeting is revoked by this updated Agreement.

Fund	Annual Total Net Operating Expenses
Short Term Bond Fund	0.60%
Bond Income Fund	0.65%
Global High Income Fund	0.75%
Saturna Sustainable Equity Fund	0.75%
Saturna Sustainable Bond Fund	0.65%

In addition, with respect to Sextant Short-Term Bond Fund, Sextant Bond Income Fund and Sextant Core Fund (each, a "Fund"), Saturna is not continuing its previous undertaking to waive its entire management fee payable by the Fund on days when the total assets of the Fund are under $2 million. Assets in these Funds have grown to the level such an undertaking has little meaning.

The undertakings described above may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.

SATURNA INVESTMENT TRUST By: /s/ Nicholas F. Kaiser Name: Nicholas F. Kaiser Title: President	SATURNA CAPITAL CORPORATION By: /s/ Jane K. Carten Name: Jane K. Carten Title: President